16001981

AMENDED SEC Mail Processing Section

MAR 08 2016

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood	New Jersey	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Vaughan, III — 201-444-1361 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albanese, Michael F.
(Name – *if individual, state last, first, middle name*)

18 Lisa Court	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES D. VAUGHAN IV
Notary Public, State of New Jersey
My Commission Expires
December 31, 2019

Notary Public

Signature

CEO 3/1/16

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2015 AND 2014

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015 AND 2014

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Vaughan & Company Securities, Inc.:

We have audited the accompanying statement of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year of 2015 then ended. These financial statements are the responsibility of Vaughan & Company Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year of 2015 then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the SEC, Reconciliation Pursuant To Rule 17a-5(d)(4) of the SEC and Reconciliation of Focus Report to Audit Report have been subjected to audit procedures performed in conjunction with the audit of Vaughan & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vaughan & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Computation of Net Capital and Reconciliations presented are fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael F. Albanese, CPA

18 Lisa Court, Parsippany, NJ 07054

February 26, 2016

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

ASSETS

		2015	2014
CURRENT ASSETS			
Cash	$	23,136	47,697
Restricted Cash		61,635	61,635
Commissions receivable		186,817	202,768
Prepaid Expenses		-	1,145
TOTAL CURRENT ASSETS		271,588	313,245
TOTAL ASSETS	$	271,588	313,245

LIABILITIES AND STOCKHOLDERS' EQUITY

		2015	2014
CURRENT LIABILITIES			
Accounts payable	$	31,109	13,106
Accrued expenses		80,047	67,083
Payroll taxes payable		3,865	1,233
TOTAL CURRENT LIABILITIES		115,021	81,422
STOCKHOLDERS' EQUITY			
Common stock			
Class A, voting, $3 par value - 100 shares authorized, 100 shares issued and outstanding	$	300	300
Class B, voting, $3 par value - 9,900 shares authorized, 9,900 shares issued and outstanding		29,700	29,700
Retained earnings		126,567	201,823
		156,567	231,823
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	271,588	313,245

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2015 and 2014

		2015		2014
INCOME				
Commission and other income, net of clearance and execution charges	$	1,799,669	$	1,945,668
Interest income		11,477		12,772
TOTAL INCOME		1,811,146		1,958,440
EXPENSES				
Salaries and deferred compensation		1,182,499		1,208,998
Travel and selling		153,850		172,672
Commissions		23,760		27,774
Payroll taxes and benefits		221,584		234,042
Securities fees		17,877		16,917
Rent and occupancy		48,000		48,000
Professional fees		25,715		28,556
Office and miscellaneous		161,464		144,016
Auto lease expense		19,070		25,397
TOTAL EXPENSES		1,853,819		1,906,372
INCOME (LOSS) BEFORE TAXES		(42,673)		52,068
INCOME TAXES		2,583		1,838
NET INCOME (LOSS)	$	(45,256)	$	50,230

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2015 and 2014

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2014	$ 300	$ 29,700	$ 206,593	$ 236,593
Net income (loss)	-	-	50,230	50,230
Dividends distributed	-	-	(55,000)	(55,000)
Balance at December 31, 2014	$ 300	$ 29,700	$ 201,823	$ 231,823
Net income (loss)	-	-	(45,256)	(45,256)
Dividends distributed	-	-	(30,000)	(30,000)
Balance at December 31, 201!	$ 300	$ 29,700	$ 126,567	$ 156,567

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015 and 2014

		2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$	(45,256)	50,230
Change in:			
Commissions receivable		15,952	(966)
Prepaid assets		1,145	(1,145)
Accounts payable		18,004	(8,380)
Other current liabilities		15,345	6,025
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,190	45,764
CASH FLOWS FROM FINANCING ACTIVITIES			
Marketable Securities		21,553	(13,285)
Loan payable		250	13,999
Dividends distributed		(30,000)	(55,000)
NET CASH USED FOR FINANCING ACTIVITIES		(8,197)	(54,286)
NET (DECREASE) INCREASE IN CASH		(3,007)	(8,522)
CASH - beginning		26,144	34,666
CASH - ending	$	23,137	26,144
SUPPLEMENTAL DISCLOSURES:			
Cash paid for:			
Income Tax	$	2,583	1,838

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities, provides investment advice and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

In addition to the operating account, the Company maintains seven separate accounts with Pershing, LLC in order to execute security transactions.

Restricted Cash

Restricted cash balance is the mandated deposit account with Pershing $ 61,635 as of December 31, 2015 and 2014.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Investment Advisory Fees

Fee revenue is recorded when earned. Fees receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

2. RETIREMENT PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2015 and 2014 was $ 22,021 and $ 40,049 respectively.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2015 and 2014 were $48,000 and $48,000, respectively. Vaughan & Co. Securities, Inc. pays all occupancy expense except property taxes.

Related party transactions are summarized as follows:

	2015	2014
Expenses		
Rent	$48,000	$48,000

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $ 156,502 which was $ $151,502 in excess of its required net capital of $ 5,000.

5. INCOME TAXES

	2015	2014
The provision for income taxes consists of:		
State of New Jersey Minimum Taxes	$2,583	$1,838

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2015 and 2014 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. ASC 820 established for inputs used a fair value hierarchy in measuring fair value that maximizes the use of unobservable inputs and minimizes the use of observable inputs be used when available. The Company's marketable securities at December 31, 2015 are classified within level 1 of the hierarchy because they are valued using quoted market prices in an active market. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2015	2014
Common stock		
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	$ 126,567	201,823
Total Stockholders' Equity	$ 156,567	$ 231,823

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 29, 2016 which was the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015 and 2014

	2015	2014
Total stockholders' equity	$ 156,567	231,823
Less ineligible assets:		
Advances to Affiliate		
Securities Haircut	65	3,964
Prepaid Expenses		1,145
Prepaid Taxes		
Total	65	5,109
Net Capital	$ 156,502	226,714

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2015 and 2014

		2015		2014
Net capital per unaudited report	$	156,567	$	231,823
Assets NOT included in unaudited report				
Advances to Affilates				-
Securities Haircut		65		3,964
Prepaid Expenses		-		1,145
Net capital per computation of net capita	$	156,502	$	226,714

The accompanying notes are an integral part of the financial statements.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Vaughan & Company Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended 12/31/2015, which were agreed to by of Vaughan & Company Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating of Vaughan & Company Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Vaughan & Company Securities, Inc.'s management is responsible for of Vaughan & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on Check Detail Schedule provided by management, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended 12/31/2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended 12/31/2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers Audited Trial Balance supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA

Parsippany, New Jersey
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1431********************MIXED AADC 220
036916 FINRA DEC
VAUGHAN & COMPANY SECURITIES INC
68 PASSAIC ST
RIDGEWOOD NJ 07450-4310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,525

B. Less payment made with SIPC-6 filed (exclude interest) (2,294)

7/23/15
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,231

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,231

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vaughan & Co. Securities Inc
(Name of Corporation, Partnership or other organization)

James Vaughan
(Authorized Signature)

CEO
(Title)

Dated the 29 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 1,809,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,809,900
2e. General Assessment @ .0025	$ 4,525 (to page 1, line 2.A.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vaughan and Company Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report.PDF, in which (1) Vaughan & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vaughan and Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) Vaughan and Company Securities, Inc. stated that Vaughan and Company Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vaughan and Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vaughan and Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael F. Albanese, CPA

Parsippany, New Jersey
February 26, 2016

VAUGHAN & CO. SECURITIES, INC.

Financial Services To Small Business Owners, Professionals, and their Families for Generations

68 PASSAIC STREET · RIDGEWOOD, NEW JERSEY 07450
1-201-444-1361 · FAX 1-201-670-1352
E-MAIL: MAIN@VAUGHANANDCO.COM
WEBSITE: WWW.VAUGHANANDCO.COM

To: Jason Shi

Date: January 27, 2016

Re: Vaughan & Co. Securities, Inc.
CRD 18826
Exemption Report
Section 15c3-3(k)

Vaughan & Co. Securities, Inc. hereby requests an exemption from Section 15c3-3(k) under the provisions of Section 240.15c3-3(k)(2)(ii). Vaughan & Co. Securities, Inc. has met the exemption provisions throughout the most recent fiscal year without exception.

James D. Vaughan III
Chief Executive Officer